April 8, 2016

Via EDGAR

Mr. H. Roger Schwall

Assistant Director, Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:  World Fuel  Services Corporation

Form 10-K for  the Fiscal Year  ended December 31, 2015

Filed February 16, 2016

Comment Letter dated March 18, 2016

File No. 001-09533

Set forth below are responses from World Fuel Services Corporation (the “Company,” “we,” “us” or “our”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated March 18, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 16, 2016.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and each Comment is repeated prior to the response.  The Comments are highlighted in bold.

Comment 1.

Form 10-K for the Fiscal Year ended  December  31, 2015

Item  7.  Management’s Discussion  and  Analysis  of  Financial  Condition  and  Results of Operations, page 22

Results of Operations, page 23

1.

Please  expand your discussion to address any known trends or uncertainties that are  reasonably expected to have a material impact on revenue, cost of revenue, or income from operations.  For  example, we note that during your 2015 fourth quarter  and full year  earnings  call on February 11, 2016, your management quantitatively described the volume increase,  as well as discussed your customer mix changes  by segment and certain trends in 2016.  In  addition, disclosure  appearing on page 11 of your filing on Form 10-K under your risk factors indicates that extended periods of low fuel prices can also have an  adverse effect on your results of operations and overall profitability, as well as on the valuation of inventory to the extent your hedges are not effective  at mitigating fluctuations in fuel prices.  However, you have not provided a discussion in your filing with respect to an analysis of known material trends, demands and uncertainties.

Refer to Section III of Financial Reporting Release No. 72, codified in FRC §501.12 and Item 303 of Regulation S-K.

Response 1.

We acknowledge the Staff’s comment and will, in future filings, enhance our disclosure to describe known trends or uncertainties that are reasonably expected to have a material impact on revenue, cost of revenue or income from continuing operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

With respect to changes in volume and customer mix, we have historically evaluated these items and taken them into consideration when preparing our MD&A disclosures, with a view to disclosing trends in our business, and will continue to do so.  We have historically provided disclosure that incorporates changes in volume and quantitatively discloses the financial impact resulting from changes in volume, and in future filings we will enhance those disclosures by providing quantitative volume data by segment.  Additionally, to the extent material, we will provide disclosure with respect to customer mix changes by segment and resulting trends, if any, that we believe may be present and are reasonably expected to have a material impact on revenue, cost of revenue or income from continuing operations.

In addition, we will enhance our results of operations disclosure by providing an Outlook section that discusses certain broader matters, such as commodity prices, industry and market trends, anticipated changes in demand and uncertainties, as well as the potential impact we believe those items may have on our results of operations, if material.  For example, in our next Report on Form 10-Q, we will include disclosure with respect to the following trends (to be updated, as necessary):

•

Recent declines in commodity and energy prices, together with slowing economic growth in emerging markets, have adversely impacted the global shipping and offshore oil exploration markets, affecting our marine segment.  These macroeconomic trends are complex and present both opportunities and risks for our business.  Despite significant growth in volume for our marine segment in 2015, a sustained low fuel price environment and limited volatility has resulted in lower margins and decreased demand for price risk management products.  Additionally, low oil prices have resulted in lower sales to the offshore specialty market due to the significant reduction in offshore exploration activity.  We expect that adverse conditions in the shipping markets will continue in 2016.

•

Conversely, the low fuel price environment has benefited the commercial aviation industry allowing commercial airlines to improve profitability and strengthen their balance sheets.  We believe our aviation segment is well positioned to capitalize on the expected increase in passenger growth and route expansion, due in part to our expanded supply capabilities in key airports both in the U.S. and internationally.  Lower fuel prices have also reduced the working capital cost required to support our aviation segment, thereby improving returns and making such capital available for investment in other areas of our business.

•

A portion of our aviation business consists of providing fuel and related products and services to support U.S. and foreign military activities.  Demand for these products and services is driven by global events and can thus vary significantly from period to period. Although sales to government customers were higher than anticipated in 2015, we expect some decline in our military business in 2016, due mainly to expectations of lower fuel requirements in Afghanistan.

In preparing our MD&A and earnings call presentation materials we take these items into consideration with a view towards ensuring trends and uncertainties are communicated to users of our financial statements.

Comment 2.

2.

We note that you enter into financial derivatives in order to mitigate the risk of market price fluctuations in aviation, marine and land fuel, to offer your customers fuel pricing alternatives to meet their needs and to mitigate the risk of fluctuations in foreign currency exchange rates. You also enter into derivative transactions for purposes of arbitrage. Based on the quantitative information disclosed on pages 60 through 63, the fair value of your derivative contracts significantly impacted your gross profit for the year ended December 31, 2015 and comparable prior periods. Please discuss the impact to your results of operations that arose from changes in fair value of your derivatives for all periods presented. Refer to Item 303(a)(3)(i) of Regulation S-K.

Discourse during your earnings call on February 11, 2016 references that certain market participants are no longer actively engaging in derivative transactions due to difficult market conditions. Please tell us how you considered a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing. See Item 303(a)(3)(ii) of Regulation S-K and Section III of Financial Reporting Release No. 72, as it pertains to Focus on Material Trends and Uncertainties, codified in FRC §501.12.

Response 2.

We acknowledge the Staff’s comment and in preparing our MD&A we will, in future filings, discuss any known material trends, demands, commitments, events or uncertainties associated with our derivative activities with a view towards ensuring that the material effects, if any, of our derivative instruments on our financial condition and results of operations are fully disclosed.

The Company executes derivatives principally for hedging purposes and in the normal course of business for the optimization of supply chains and with customers. Any increase or decrease to our gross profit associated with such derivative contracts is substantially offset by a corresponding increase or decrease to the value of the underlying inventory. As a result of such offsets, we do not consider the net impact of these derivative activities on our results of operations to be material.

The Company also executes economic hedges and a limited amount of derivative instruments that are primarily intended to capitalize on arbitrage opportunities related to basis or time spreads associated with the fuel products we sell. While these derivative transactions are not tied to specific inventory or forward sales and purchase contracts, any increase or decrease to our gross profit arising from such transactions is often offset in full or in part by the related increase or decrease in the value of these items.

With respect to the impact of these derivative activities on our 2015 results of operations and comparable prior periods, we did not consider the impact to be material.  In the future, gains or losses from these derivative transactions may have a material impact on our gross profit in which case we will disclose the impacts in future filings to the extent we consider them material.

With respect to the second paragraph of the Staff’s comment, we confirm to the Staff that certain of our customers are, in the current market environment, less inclined to engage in derivative transactions due to the current low fuel price coupled with the lack of anticipated volatility. As discussed in our Response 1 to the Comments, we intend to enhance our disclosure in future filings with respect to the potential impact we believe the low fuel price environment may have on our business.

Comment 3.

Liquidity and Capital Resources, page 30

3.

Expand your comparative discussion of results to provide more detail about the underlying causes in the sources of cash. For example, to state that net cash from operating activities increased “due to year-to-year changes in assets and liabilities, net of acquisitions” does not explain noticeable changes in inventories, short-term derivative assets, accounts payable and other line items that appeared to fluctuate with more variation.

Response 3.

We acknowledge the Staff’s comment and we will, in future filings, enhance our disclosure to provide more detail with respect to the underlying causes in the sources of cash. The Company will include expanded disclosure similar to the following underlined section in its future filings, updated, as applicable, for the relevant reporting periods:

“Operating Activities.  For 2015, net cash provided by operating activities was $447.5 million as compared to $141.2 million for 2014. The $306.3 million increase in operating cash flows was primarily due to year-over-year changes in assets and liabilities, net of acquisitions. Specifically, in 2015 changes in cash collateral with financial counterparties provided cash of $133.3 million as compared to cash used of $288.0 million in 2014.  This $421.3 million positive cash flow change was due to the sharp decline in fuel prices in the latter part of 2014, which directly impacted the amount of collateral we were required to post with our financial counterparties in connection with our commodity contracts during 2014, and the subsequent maturation of these contracts in 2015.  Additionally, in 2015 changes in short-term derivative assets provided cash of $74.7 million as compared to cash used of $265.8 million in 2014.  This $340.5 million positive cash flow change was offset by a $372.0 million negative cash flow change in short-term derivative liabilities, reported within accrued expenses and other current liabilities, both of which primarily related to the decline in fuel prices and, to a lesser extent, an increase in the volume of commodity contracts executed with counterparties.  The net positive cash flow changes noted above were partially offset by a $150.9 million cash flow change in inventories due to the continued decline in fuel prices.”

Comment 4.

Critical Accounting Policies and Estimates, page 32

4.

We note that although you have identified various accounting policies that you consider to be critical to your financial statements, you have not provided a discussion and analysis that is substantially incremental to the accounting policies outlined in your financial statements based on the degree of uncertainty regarding the estimates or assumptions involved. Please refer to Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management’s Discussion and Analysis, codified in FRC §501.14, and submit the revisions that you believe would address the following objectives.

•	Address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

•	Provide greater insight into the quality and variability of information regarding financial condition and operating performance.

•	Analyze the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

•	Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past.

•	Analyze sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Response 4.

We acknowledge the Staff’s comment and in future filings on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, we will revise the Critical Accounting Policies and Estimates section by including the underlined disclosure noted below:

“Accounts Receivable and Allowance for Bad Debt

Credit extension, monitoring and collection are performed for each of our business segments. Each segment has a credit committee that is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information.  Accounts receivable are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all.  Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off.  Write-offs for the year ended December 31, 2015 did not have a significant impact on our consolidated statement of operations.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers,

current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.  Historical payment trends may not, however, be an accurate indicator of current or future creditworthiness of our customers, particularly in difficult economic and financial markets. As a result of the limited predictability inherent in estimating which customers are less likely or unlikely to remit amounts owed to us, our provision for estimated credit losses may not be sufficient.    Any write-off of accounts receivable in excess of our provision for estimated credit losses would have an adverse effect on our results of operations.

Inventories

Inventories are valued using the average cost methodology and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment.  Historically these adjustments have not had a significant impact on our consolidated statements of operations.  Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Derivatives

We enter into financial derivative contracts in order to mitigate the risk of market price fluctuations in aviation, marine and land fuel, to offer our customers fuel pricing alternatives to meet their needs and to mitigate the risk of fluctuations in foreign currency exchange rates.  While we currently believe that our derivative contracts will be effective in mitigating the associated price risks, it is possible that our derivative instruments will be ineffective at mitigating material changes in prices, which could have an adverse impact on our financial position and results of operations.  At the inception and on an ongoing basis, we assess the hedging relationship to determine its effectiveness in offsetting changes in cash flows or fair value attributable to the hedged risk.

The fair value of our derivatives is derived using observable and certain unobservable inputs, such as basis differentials, which are based on the difference between the historical prices of our prior transactions and the underlying observable data.  Measurement of the fair value of our derivatives also requires the assessment of certain risks related to non-performance, which requires a significant amount of judgment.  The effect on our income before income taxes of a 10% change in the model input for non-performance risk would not be significant to our consolidated statements of operations.

We also enter into proprietary derivative transactions, primarily intended to capitalize on arbitrage opportunities related to basis or time spreads related to fuel products we sell. Our limited amounts of proprietary derivative transactions carry a higher degree of risk than our other derivative activities due to the speculative nature of these transactions.  For the year ended December 31, 2015, our proprietary derivative transactions did not have a significant impact to our consolidated statement of operations. We have applied the normal purchase and normal sales exception (“NPNS”), as provided by accounting guidance for derivative instruments and hedging activities, to certain of our physical forward sales and purchase contracts.  While these contracts are considered derivative instruments under the guidance for derivative instruments and hedging activities, they are not recorded at fair value, but rather are recorded in our consolidated financial statements when physical settlement of the contracts occurs.  If it is determined that a transaction designated as NPNS no longer meets the scope of the exception, the fair value of the related contract is recorded as an asset or liability on the consolidated balance sheet and the difference between the fair value and the contract amount is immediately recognized through earnings.

Our derivatives that are subject to the accounting guidance for derivative instruments are recognized at their estimated fair market value in accordance with the accounting guidance for fair value measurements. If the derivative does not qualify as a hedge or is not designated as a hedge, changes in the estimated fair market value of the derivative are recognized as a component of revenue, cost of revenue or other income (expense), net (based on the underlying transaction type) in the consolidated statements of income and comprehensive income. Derivatives which qualify for hedge accounting may be designated as either a fair value or cash flow hedge. For our fair value hedges, changes in the estimated fair market value of the hedge instrument and the hedged item are recognized in the same line item as a component of either revenue or cost of revenue (based on the underlying transaction type) in the consolidated statements of income and comprehensive income. For our cash flow hedges, the effective portion of the changes in the fair market value of the hedge is recognized as a component of other comprehensive income in the shareholders’ equity section of the consolidated balance sheets and subsequently reclassified into the same line item as the forecasted transaction when both are settled, while the ineffective portion of the changes in the estimated fair market value of the hedge is recognized as a component of other income (expense), net in the consolidated statements of income and comprehensive income. Cash flows for our hedging instruments used in our hedges are classified in the same category as the cash flow from the hedged items. If for any reason hedge accounting is discontinued, then any cash flows subsequent to the date of discontinuance shall be classified in a manner consistent with the nature of the instrument.

To qualify for hedge accounting, as either a fair value or cash flow hedge, the hedging relationship between the hedging instruments and hedged items must be highly effective over an extended period of time in achieving the offset of changes in fair values or cash flows attributable to the hedged risk at the inception of the hedge. We use a regression analysis based on historical spot prices in assessing the qualification for our fair value hedges. However, our measurement of hedge ineffectiveness for our fair value inventory hedges utilizes spot prices for the hedged item (inventory) and forward or future prices for the hedge instrument. Therefore, the excluded component (forward or future prices) in assessing hedge qualification, along with ineffectiveness, is included as a component of cost of revenue in earnings. Adjustments to the carrying amounts of hedged items are discontinued in instances where the related fair value hedging instrument becomes ineffective and any previously recorded fair market value changes are not adjusted until the fuel is sold.

Goodwill and Identifiable Intangible Assets

Goodwill arises because the purchase price paid reflects numerous factors, including the strategic fit and expected synergies these acquisitions bring to our existing operations. Goodwill is recorded at fair value and is reviewed at least annually at year-end (or more frequently under certain circumstances) for impairment.

Goodwill is evaluated for impairment based on an assessment of qualitative factors to determine whether it is more likely than not that the fair value of any individual reporting unit is less than its carrying amount (Step 0). If we determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying value, then no further testing is required. Otherwise, we would perform the two-step impairment analysis described below.

Step 1 requires us to compare the fair value of the reporting units to which goodwill was assigned to their respective carrying values. In calculating fair value, we use the income approach as our primary indicator of fair value. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. These estimates are based on a number of factors including industry experience, business expectations and the economic environment. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step 2 in order to measure the impairment loss.

The qualitative assessment associated with step 0 and the quantitative assessment associated with step 1 of our goodwill impairment analysis both involve significant management estimates and judgment in order to properly determine that the factors assessed are appropriate and are accurate for each of the Company’s reporting units.

In connection with our acquisitions, we record identifiable intangible assets at fair value. The determination of the fair values of our identifiable intangible assets involves a significant amount of forecasting and other assumptions associated with recently acquired businesses for which we may not have as much historical information or trend data as we would for our existing businesses.  Identifiable intangible assets subject to amortization are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess identifiable intangible assets not subject to amortization at least annually for potential impairment.  Our impairment analysis of our intangible assets not subject to amortization (primarily trademarks and/or trade names) generally involves the use of qualitative and quantitative analyses to estimate whether the estimated future cash flows generated as a result of these assets will be greater than or equal to the carrying value assigned to such assets. We have not historically incurred any impairment losses associated with our intangible assets.

Revenue Recognition

Revenue from the sale of fuel is recognized when the sales price is fixed or determinable, collectability is reasonably assured and title passes to the customer, which is when the delivery of fuel is made to our customer directly from us, the supplier or a third‑party subcontractor. Our fuel sales are generated as a fuel reseller as well as from on‑hand inventory supply. When acting as a fuel reseller, we generally purchase fuel from the supplier, and contemporaneously resell the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. We record the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Revenue from fuel‑related services is recognized when services are performed, the sales price is fixed or determinable and collectability is reasonably assured. We record the sale of fuel‑related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Commission from fuel broker services is recognized when services are performed and collectability is reasonably assured. When acting as a fuel broker, we are paid a commission by the supplier.

Revenue from card payment and processing transactions is recognized at the time the purchase is made by the customer using the charge card. Revenue from charge card transactions is generated from processing fees.

Whether the services have been performed and when title and risk of loss passes to the customer are the factors we take into consideration in deciding when to recognize revenue.  These factors are readily determinable and consistently applied throughout our business.  Therefore, we generally have not needed to make significant estimates or assumptions with respect to revenue recognition.

Share‑Based Payment Awards

We account for share‑based payment awards on a fair value basis. Under fair value accounting, the grant‑date fair value of the share‑based payment award is amortized as compensation expense, on a straight‑line basis, over the vesting period for both graded and cliff vesting awards. Annual compensation expense for share‑based payment awards is reduced by an expected forfeiture amount on the outstanding share‑based payment awards. We utilize our historical forfeiture rates to calculate future expected forfeitures. These estimates can vary significantly from actual forfeiture rates experienced.  Our estimated forfeiture rates have historically approximated actual forfeitures.

The estimated fair value of stock awards, such as restricted stock and RSUs is based on the grant‑date market value of our common stock, as defined in the respective plans under which the awards were granted. To determine the estimated fair value of SSAR Awards, we use the Black‑Scholes option pricing model. The estimation of the fair value of SSAR Awards on the date of grant using an option‑pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk‑free interest rates and expected dividends. The expected term of SSAR Awards represents the estimated period of time from grant until exercise or conversion and is based on vesting schedules and expected post‑vesting, exercise and employment termination behavior. Expected volatility is based on the historical volatility of our common stock over the period that is equivalent to the award’s expected life. Any adjustment to the historical volatility as an indicator of future volatility would be based on the impact to historical volatility of significant non‑recurring events that would not be expected in the future. Risk‑free interest rates are based on the U.S. Treasury yield curve at the time of grant for the period that is equivalent to the award’s expected life. Dividend yields are based on the historical dividends of World Fuel over the period that is equivalent to the award’s expected life, as adjusted for stock splits.

Cash flows from income tax benefits resulting from income tax deductions in excess of the compensation cost recognized for share‑based payment awards (excess income tax benefits) are classified as financing cash flows. These excess income tax benefits are credited to capital in excess of par value.”

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Alexander Lake, General Counsel, at (305) 428-8233.

Very truly yours,

/s/ R. Alexander Lake
R. Alexander Lake
Senior Vice President, General Counsel and Corporate Secretary